Morgan Lewis & Bockius LLP 1111 Pennsylvania Avenue, Nw Washington, DC 20004 Tel: 202.739.3000 Fax: 202.739.3001 www.morganlewis.com

W. John McGuire

202.739.5654

wjmcguire@morganlewis.com

June 28, 2005

VIA EDGAR

Mr. James O’Connor, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares Trust Post-Effective Amendment No. 36 (File Nos. 333-92935 and 811-09729) for the iShares Fixed Income Funds

Dear Mr. O’Connor:

This letter responds to our telephone conversation on June 9, 2005, in which you raised a number of comments concerning iShares Trust’s (the “Trust”) Post-Effective Amendment (“PEA”) No. 36, filed with the Commission on April 22, 2005 on Form N-1A, as well as our conversation on June 24, 2005, in which we discussed changes to certain disclosure in the PEA arising out of recent actions taken by the Board of Trustees of the Trust (the “Board”). Each of your comments and our response to each comment is set forth below. Unless otherwise noted, capitalized terms have the same meaning as contained in the Trust’s PEA.

1.	Comment. Please confirm that the Funds continue to be managed in a style consistent with the terms of the exemptive orders previously issued to the Trust.

Response. The Trust is relying upon an order granted under section 6(c) of the Investment Company Act of 1940 (“Act”) for exemptions from sections 2(a)(32), 5(a)(1), and 22(d) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) for exemptions from sections 17(a)(1) and 17(a)(2) of the Act (the “Order”).1 The Trust continues to comply with any conditions set forth in the Order and any amendments thereto.

[1]	In the Matter of Barclays Global Fund Advisors, et al., Investment Company Act Release No. 25622 (June 25, 2002) (relating to the iShares 1-3 Year Treasury Index Fund, 7-10 Year Treasury Index Fund, 20+ Year Treasury Index Fund, Treasury Index Fund, Government/Credit Index Fund, Lehman Corporate Bond Fund and GS $ InvesTop Corporate Bond Fund (referred to in the Order as the “Goldman Sachs Corporate Bond Fund”)), as subsequently amended by In the Matter of Barclays Global Fund Advisors, et al., Investment Company Act Release No. 26175 (September 8, 2003) (relating to the iShares Lehman Short U.S. Treasury Bond Fund; iShares Lehman 3-7 Year U.S. Treasury Bond Fund; iShares Lehman 10-20 Year U.S. Treasury Bond Fund; iShares Lehman U.S. Treasury Inflation Protected Securities Fund; iShares Lehman U.S. Credit Bond Fund; iShares Lehman Intermediate U.S. Credit Bond Fund; iShares Lehman Intermediate U.S. Government/Credit Bond Fund; iShares Lehman U.S. Aggregate Bond Fund; iShares GS 5-Year U.S. Corporate Bond Fund; and iShares GS 10-Year U.S. Corporate Bond Fund) and In the Matter of iShares Trust, et al., Investment Company Act Release No. 26006 (April 15, 2003) (relating to the relief from section 12(d)(1) of the Act).

Mr. James O’Connor, Esq.

June 28, 2005

2.	Comment. On page 27 of the Fixed Income Funds Prospectus, please confirm that a Fund’s ordinary income dividends will generally be subject to a 30% U.S. withholding tax, unless a lower treaty rate applies, for those who are neither a resident nor a citizen of the United States, or foreign entities.

Response. We have confirmed that the non-treaty U.S. withholding tax rate is 30%, but we have further clarified this disclosure by adding the following sentence to each Fixed Income Prospectus under the heading “Taxes on Distributions”:

“However, distributions with respect to the Fund’s taxable years beginning after December 31, 2004, but not with respect to the Fund’s taxable years beginning after December 31, 2007, that qualify as ‘interest-related dividends’ or as ‘short-term capital gain dividends’ generally will not be subject to U.S. withholding tax.”

3.	Comment. Regarding the disclosure with respect to valuation and the circumstances under which the Funds will use fair value pricing, please confirm that the Board will oversee this process.

Response. The Board has expressly delegated the authority and duty to make valuation determinations, including fair value determinations, to Barclays Global Investors, N.A. (“BGI”), the parent of the Funds’ investment adviser, Barclays Global Fund Advisors, pursuant to the Trust’s pricing policy and procedures. However, the Board maintains responsibility for the oversight of BGI and retains the authority to make any valuation decisions as the Board deems appropriate. With respect to fair value pricing, in the event that current market valuations are not readily available from approved vendors or such valuations do not reflect current market values, BGI will determine the value of the affected securities and/or other assets using the fair value pricing guidelines pursuant to the Fund’s pricing procedures, as approved by the Board. The Board will then review and consider for ratification at each quarterly meeting any fair valuation actions taken by BGI during the previous quarter.

Mr. James O’Connor, Esq.

June 28, 2005

Additionally, the Board approved new pricing policies and procedures at its quarterly meeting held on June 14, 2005. As we discussed with you on June 24, 2005, these new policies and procedures necessitate revisions to the disclosure that was previously included in PEA No. 36. We propose to include this revised disclosure, subject to your comments, in the Trust’s upcoming PEA No. 38, to be filed under Rule 485(b) on or about June 28, 2005. Moreover, we propose to use the updated disclosure in any upcoming post-effective amendments filed in reliance on the relief obtained by the Trust and iShares, Inc. under Rule 485(b)(1)(vii).2 The new disclosure, marked to show changes since PEA No. 36, is as follows:

Prospectus

Determination of Net Asset Value

Investors Bank calculates the NAV for each Fund as of the close of regular trading (normally 4:00 p.m. Eastern time) every day that the national securities exchange on which the Fund is listed is open for trading. The NAV of each Fund is calculated by dividing the value of the net assets of such Fund (i.e., the value of its total assets less total liabilities) by the total number of outstanding shares of the Fund, generally rounded to the nearest cent. In calculating a Fund’s NAV, [the]A Fund’s investments are GENERALLY valued [primarily on the basis of] USING market [prices] VALUATIONS. In the event that [a market price for an investment is not available or is not reliable, the investment] CURRENT MARKET VALUATIONS ARE NOT READILY AVAILABLE OR SUCH VALUATIONS DO NOT REFLECT CURRENT MARKET VALUES, THE AFFECTED INVESTMENTS will be valued using fair value pricing [in accordance with BGI’s] PURSUANT TO THE pricing policy[, as] AND PROCEDURES approved by the Board of Trustees. The frequency with which a Fund’s investments are valued using fair value pricing is primarily a function of the types of securities and other assets in which the Fund invests pursuant to its investment objective, strategies and limitations.

Investments that may be valued using fair value pricing include, but are not limited to: (i) an unlisted security related to corporate actions; (ii) a restricted security (i.e., one that may not be publicly sold without registration under the Securities Act of 1933); (iii) a security whose trading has been suspended or which has been de-listed from its primary trading exchange; (iv) a security that is thinly traded; (v) a security in default or bankruptcy proceedings for which there is no current market quotation; (vi) a security affected by [extreme market conditions; (vii) a security affected by ]currency controls or restrictions; and ([viii]VII) a security affected by a significant event (i.e., an event that occurs after

[2]	Letter from W. John McGuire, Morgan, Lewis & Bockius LLP, to Michael A. Lainoff, U.S. Securities and Exchange Commission (May 27, 2005).

Mr. James O’Connor, Esq.

June 28, 2005

the close of the markets on which the security is traded but before the time as of which the Fund’s NAV is computed and that may materially affect the value of the Fund’s investments). Examples of events that may be [“significant] SIGNIFICANT events[” ]are government actions, natural disasters, armed conflict, acts of terrorism, and significant market fluctuations.

Valuing a Fund’s investments using fair value pricing will result in using prices for those investments that may differ from current market [prices] VALUATIONS. Accordingly, fair value pricing could result in a difference between the prices used to calculate a Fund’s net asset value and the prices used by the Fund’s benchmark index, which, in turn, could result in a difference between the Fund’s performance and the performance of the Fund’s benchmark index.

SAI

Determination of NAV

The NAV for each Fund is calculated by deducting all of a Fund’s liabilities (including accrued expenses) from the total value of its assets (including the securities held by the Fund plus any cash or other assets, including interest and dividends accrued but not yet received) and dividing the result by the number of shares outstanding, and generally rounded to the nearest cent, although each Fund reserves the right to calculate its NAV to more than two decimal places. The NAV for the Lehman TIPS Bond Fund is calculated by Investors Bank and determined as of the close of the regular trading session on the NYSE (ordinarily 4:00 p.m., Eastern time) on each day that such exchange is open. For all other Funds listed in this SAI, the NAV is calculated by Investors Bank and determined as of the close of the regular trading session on the AMEX (ordinarily 4:00 p.m. Eastern time) on each day that such exchange is open for trading.

[In calculating a Fund’s NAV, the Fund’s investments are valued primarily on the basis of market prices. In the event that a market price for an investment is not available or is not reliable, the investment will be valued using fair value pricing in accordance with BGI’s pricing policy, as approved by the Board of Trustees. Investments for which the primary market is a national securities or commodities exchange or a recognized foreign securities exchange or commodities exchange are valued at last sale prices on the principal exchange on which they are traded, or in the absence of any sale on the valuation date, at latest quoted bid prices. Securities for which the primary market is Nasdaq Stock Market, Inc. (“Nasdaq”) are valued at the Nasdaq official closing price or, in the absence of any sale on the

Mr. James O’Connor, Esq.

June 28, 2005

valuation date, at latest quoted bid prices, which are obtained from a reputable independent pricing service. U.S. Government securities and all other securities for which current over-the-counter market quotations are readily available are valued at latest quoted bid prices, which are obtained from one or more reputable independent pricing services. If quoted prices are unavailable or inaccurate, market values are determined based on quotes obtained from brokers, dealers and/or based on averages of prices obtained from reputable independent pricing services. Debt securities maturing in 60 days or less and short-term investments are valued at amortized cost, and shares of investment companies, other than investment companies whose shares are traded on an exchange, are valued at the]

IN CALCULATING A FUND’S NAV, THE FUND’S INVESTMENTS ARE GENERALLY VALUED USING MARKET VALUATIONS. A MARKET VALUATION GENERALLY MEANS A VALUATION (I) OBTAINED FROM AN EXCHANGE, A PRICING SERVICE, OR A MAJOR MARKET MAKER (OR DEALER), (II) BASED ON A PRICE QUOTATION OR OTHER EQUIVALENT INDICATION OF VALUE SUPPLIED BY AN EXCHANGE, A PRICING SERVICE, OR A MAJOR MARKET MAKER (OR DEALER) OR (III) BASED ON AMORTIZED COST. IN THE CASE OF SHARES OF OTHER FUNDS THAT ARE NOT TRADED ON AN EXCHANGE, A MARKET VALUATION MEANS SUCH fund’s published net asset value per share. [Securities held under a repurchase agreement are valued at a price equal to the amount of the cash investment at the time of valuation on the valuation date. The market value of the underlying securities is determined in accordance with the above discussed valuation procedures, as appropriate, for the purpose of determining the adequacy of collateral. ]BGFA MAY USE VARIOUS PRICING SERVICES OR DISCONTINUE THE USE OF ANY PRICING SERVICE. A PRICE OBTAINED FROM A PRICING SERVICE BASED ON SUCH PRICING SERVICE’S VALUATION MATRIX MAY BE CONSIDERED A MARKET VALUATION. IN THE EVENT THAT CURRENT MARKET VALUATIONS ARE NOT READILY AVAILABLE OR SUCH VALUATIONS DO NOT REFLECT CURRENT MARKET VALUES, THE AFFECTED INVESTMENTS WILL BE VALUED USING FAIR VALUE PRICING PURSUANT TO THE PRICING POLICY AND PROCEDURES APPROVED BY THE BOARD OF TRUSTEES.

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Mr. James O’Connor, Esq.

June 28, 2005

Please do not hesitate to contact Ryan Helmrich at 202.739.5498 or me at 202.739.5654 with any questions or comments.

Sincerely,

/s/ W. John McGuire
W. John McGuire

cc:	Ryan F. Helmrich, Esq.
Deepa Damre, Esq.